[PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP LETTERHEAD]

July 20, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Quality Distribution, Inc.

Registration Statement on Form S-3

Filed June 23, 2011

File No. 333-175094

Dear Ladies and Gentlemen:

Set forth below is the response of Quality Distribution, Inc. (the “Company”) to the comment letter of the staff (the “Staff”), dated July 18, 2011, with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on June 23, 2011. The Company has reviewed this letter and authorized us to make such response to you on its behalf.

For your convenience, we have set forth below the Staff’s comment in bold typeface followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Selling Stockholders, page 13

1. We note that the registration statement relates in part to the possible resale by “certain of [y]our other stockholders.” Please identify the initial offering transaction in which these securities were sold. Refer to Securities Act Rule 430B(b).

In response to the Staff’s comment, the Company has revised its disclosure on page 13.

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U.S. Securities and Exchange Commission	2

The Company hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the Registration Statement do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filing, (ii) the Staff’s comments, and changes to disclosure in the Registration Statement in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and (iii) the Company may not assert the Staff’s review of the Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Staff’s July 18, 2011 letter. We hope to commence the proposed offering as quickly as possible. Accordingly, we greatly appreciate your prompt review of and assistance with this response. If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 373-3458.

Sincerely,

/s/ Gregory Ezring
Gregory Ezring

cc:	Jonathan C. Gold, Esq.

Senior Vice President,

General Counsel and Secretary